June 13, 2008

Via EDGAR and Federal Express

Jeffrey P. Riedler, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Registration Statement on Form S-4
Filed April 18, 2008
File No. 333-150327

Dear Mr. Riedler:

On behalf of FMG Acquisition Corp. (“FMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement/Proxy on Form S-4 (the “Form S-4”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 18, 2008 (File No. 333-150327), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated May 15, 2008 with respect to the Form S-4 which was filed in connection with the proposed merger (the “Merger”) between the Company and United Insurance Holdings, L.C. (“United”). Marked courtesy copies of this filing are being sent via overnight courier to yourself, Ms. Rose Zukin, Ms. Suzanne Hayes, Mr. Frank Wyman and Mr. Carlton Tartar. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Form S-4

General

1.
Please provide for staff review of all materials prepared by the parties’ financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of the materials.

We have included supplementally with this letter all materials requested by the Staff.

2.
Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

We confirm our understanding of the Staff’s comment and will file under cover of Schedule 14A all written soliciting materials to be used in soliciting proxies over the telephone.

Outside Front Cover Page of the Prospectus

3.	Please revise the cover page and the Notice of Special Meeting of Stockholders to limit each to one page. Move all information that is not required to a more appropriate location in your document.

We have revised the cover page and Notice of Special Meeting of Stockholders to limit each to one page in accordance with the Staff’s comment.

4.
To the extent some of the cover page information appears in the Q&A, the Summary of the Proxy Statement or elsewhere in the forepart of the prospectus, you should consider eliminating or abbreviating similar disclosure in this cover page and notice to stockholders.

We have eliminated or abbreviated similar disclosure in the forepart of the prospectus in accordance with the Staff’s comment.

Notice of Special Meeting of Stockholders

5.
We note your statement that the proxy statement/prospectus incorporates information about the Company and United that is not included in or delivered with this document. It does not appear that you have incorporated any other documents by reference. Please note that all documents incorporated by reference must be specifically identified. Additionally, as neither you nor United are currently eligible to use Form S-3 for a primary offering, all documents incorporated by reference must be delivered with this document. Please revise accordingly.

Throughout the S-4, we state that only the Merger Agreement and Fairness Opinion of Piper Jaffray are incorporated by reference and such documents were filed as Annexes A and C, respectively, to the S-4. The documents listed on the Exhibit Index which were not previously filed are being filed with Amendment No. 1.

Questions and Answers about the Proposals

6.
You repeat a significant amount of detailed information that first appears in the Q&A in the Summary. Please revise the Q&A and/or the Summary to eliminate detailed repetitive disclosures. Please consider limiting the Q&A to procedural matters, and the Summary to substantive matters, including disclosures related to the terms of the Merger Agreement.

We have revised the Q&A and the Summary sections of Amendment No.1 in accordance with the Staff’s comment.

7.	Please add a question and answer regarding whether the proposals of the special meeting are conditioned on one another.

We have added a question and answer regarding whether the proposals of the special meeting are conditioned on one another in accordance with the Staff’s comment.

8.	Please add a question and answer regarding how much time the investor will have to determine whether to exercise his or her conversion rights.

We have added a question and answer regarding how much time the investor will have to determine whether to exercise his or her conversion rights in accordance with the Staff’s comment.

9.	Please revise the question “How is management of the Company voting?” to quantify the number of shares held by the initial stockholders that were acquired in or following the IPO.

We have revised this question, and the answer thereto, to state that the initial stockholders acquired no shares in or following the IPO.

10.
Please revise the question “Why is the Company proposing the Second Amendment to its Certificate of Incorporation?” to clarify whether you have plans to issue the newly authorized securities in addition to the plans to issue the shares to be issued in the merger and shares to be issued in the event that outstanding warrants are exercised. If you have plans to issue additional shares, brief1y describe the plans here and provide a more detailed discussion of the plans in the discussion of the proposal beginning on page 61.

We have revised this question to clarify there are no plans to issue the newly authorized securities other than plans to issue the shares to be issued in the Merger and shares to be issued in the event currently outstanding warrants are exercised.

Summary

The Merger Proposal, page 8

11.
Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based upon the price of your shares.

We have revised Amendment No. 1 to state the aggregate market value of the consideration to be received in the Merger on the last trading day prior to the public announcement of the Merger Agreement. We have also indicated that this amount will fluctuate based upon the price of our shares.

United Insurance Holdings, L.C. page 8

12.
Please revise the discussion of United to clarify that the Demotech Financial Stability Rating is the third highest rating out of six ratings. Additionally, specifically state that the rating is to be used to assess solvency and is not a recommendation to buy, sell or hold securities.

We have revised the discussion of United and its Demotech Financial Stability Rating as requested by the Staff. Our disclosure now reads as follows:

“United is a Florida limited liability company and is the parent company of United Property & Casualty Insurance Company (“United Insurance”), a licensed insurer which provides homeowners insurance and selected small business insurance in the State of Florida. Since 2000, United Insurance has received a Financial Stability Rating of “A” for Exceptional Financial Stability by Demotech, Inc. This is the third highest Financial Stability Rating of the six Financial Stability Ratings (A’’ - Unsurpassed; A’ - Unsurpassed; A - Exceptional; S - Substantial; M - Moderate; L - Licensed) utilized by Demotech, Inc. These Financial Stability Ratings provide an objective baseline for assessing solvency and should not be interpreted as (and are not intended to serve as) an assessment of an insurance company’s securities or a recommendation to buy, sell, or hold an insurance company’s securities. Our Demotech Financial Stability Rating is recognized by federal mortgage backed loan programs such as HUD, Fannie Mae and FHA. If the Merger is consummated, United Subsidiary will merge with and into United, whereupon United will be the surviving entity and a wholly-owned subsidiary of FMG. United’s principal executive offices are located at 700 Central Avenue, Suite 302, Saint Petersburg, Florida 33701, and its phone number is (727) 895-7737.”

Conditions to the Consummation of the Merger, page 9

13.	Please revise in this section and throughout your document to indicate which of the conditions are waivable.

We have made the requested change throughout Amendment No. 1 as requested by the Staff.

14.	Please describe here which proposals mustbe approved by your stockholders for the merger to be completed.

In addition to conditions (iii) and (iv), which specifically state that stockholder approval is required, we have added condition (v), which adds “stockholder approval of the First, Second and Third Amendment Proposals” as a condition to closing. Following the list of conditions to closing, we have added disclosure stating that “Conditions (i), (ii) and (viii), as well as the Third Amendment Proposal, are waivable by the Company or United, as applicable.”

Risk Factors, page 10

15.	Please expand your disclosure of the principal risks relating to the merger to identify some of the key risks.

We have expanded our disclosure to identify some of the key risks relating to the Merger in accordance with the Staff’s request.

Interests of Pali Capital in the Merger; Fees, page 14

16.	We note that Pali Capital is entitled to a $200,000 investment banking fee upon consummation of the merger. Please explain Pali Capital’s role in the transaction.

We have revised the disclosure to explain Pali Capital’s role in the transaction in accordance with the Staff’s request.

FMG Acquisition Corp. Selected Financial Data, page 17

17.	Please provide the information required by Item 301 of Regulation S-K for United and for FMG on a pro forma basis, if material. Please see Item 3(d) of Form S-4.

Item 301(c) of Regulation S-K provides that smaller reporting companies are not required to provide the information required by such Item. Because FMG is a smaller reporting company, as defined by Item 10(f)(1) of Regulation S-K, it desires to avail itself of the relief for smaller reporting companies set forth in Item 301, and therefore, it has not included selected financial data for United and for FMG on a pro forma basis.

Risk Factors

General

18.
The introductory paragraph suggests that you have not discussed all material risks in this section. You must disclose all risks that you believe are material at this time in this section. Please revise accordingly.

We have revised the introductory paragraph to remove any inference that all material risks were not disclosed.

Risks Particular to the Merger, page 20

19.
We note that United has significant liabilities, including notes payable to CB&T, the SBA, and York. Additionally, we note that United is currently in default under the provisions of its SBA note agreement. Please consider including a risk factor disclosing United’s outstanding debts and the consequences if the default under the SBA note agreement continues. Alternatively, explain why you believe these circumstances do not present a material risk.

Pursuant to the Staff’s request, we have added a risk factor on page 23 entitled “United has debt outstanding and failure to comply with the terms of its loan agreements could have an adverse effect on United’s ability to grow and write additional insurance policies” disclosing United’s outstanding indebtedness and the consequences if the covenant breach under the SBA note continues. The York loan agreement is not discussed in this risk factor as the York loan was paid in full. We have also revised the section entitled “Liquidity and Capital Resources” on page 112 to further discuss the covenant breach under the SBA loan.

20.
Additionally, regarding United’s loan agreement with York, please consider including a risk factor disclosing York’s put option and how the merger will affect York’s put rights. For example, will York be entitled to a payment of 4.75% of two times the consolidated book value of the combined company, or will the formula be revised to reflect the merger?

While the Put Agreement between United Holdings, L.C. (“UIH”) and York, dated September 20, 2006 will not terminate upon the consummation of the Merger, the practical effect of the Merger on the Put Agreement will be similar. The put right contained in the Put Agreement serves no purpose if the holder of the put right owns no membership interests in UIH. Upon the consummation of the Merger, all outstanding membership interests of UIH will be automatically cancelled and shall cease to exist, and each UIH member shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (as defined in the Merger Agreement) or, in the case of dissenting members, appraisal rights pursuant to Florida law. As a result, York will own no membership interests in UIH that it can require UIH to purchase pursuant to the Put Agreement.

As described above, UIH members that properly exercise their appraisal rights will have the right to be paid fair value for their membership interests pursuant to Florida Statute Section 608.4352.  For this purpose, “fair value” is determined immediately before the effectuation of the appraisal event to which the member objects. The put right contained in the Put Agreement is not exercisable until September of 2009. Furthermore, the put contained in the Put Agreement was intended to provide liquidity to York for its UIH membership interests in the absence of a liquidity event prior to September of 2009. If the Merger is consummated, such liquidity will be provided by the Merger transaction. Accordingly, UIH does not believe that the Put Agreement should be attributed any value in a “fair value” analysis, even if York decides to exercise its appraisal rights under Florida law. Based on the foregoing, the Company does not believe a risk factor relating to the Put Agreement is appropriate.

21.
Please consider including a risk factor discussing the consequences on the combined company if a significant number of your shareholders, but less than 29.99%, exercise their right to convert their shares into cash. For example, if 29% of your current shareholders exercised their rights to convert their shares, they would be entitled to approximately $13,573,000 of the cash held in the trust account. Please discuss the consequences to the combined company of having less cash available and potentially having to borrow cash to complete the merger.

We have added an additional risk factor on page 22 of Amendment No. 1 in response to the Staff’s comment.

22.	Please add a risk factor relating to the broad discretion of management following the Merger in using available cash.

We have added an additional risk factor on page 22 of Amendment No. 1 in response to the Staff’s comment.

23.
Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

We have added a risk factor on page 22 stating that although we do not currently intend to pay dividends on our common stock, we reserve the right to do so in the future, including prior to the consummation of the Merger.

“FMG will be subject to the risks inherent with the homeowners insurance industry ...,” page 20

24.
The risk you are trying to convey is not clear. Please revise the discussion to identify the risks inherent in the homeowners industry and their consequences. If the discussion does not provide information in addition to the information provided in the section titled “Risks Related to our Business,” please consider whether having this separate risk factor is necessary.

This discussion is repetitive of information provided in other risk factors, and therefore, we have deleted the risk factor as suggested by the Staff.

“Concentration of ownership of our common stock after the Merger could delay ...,” page 20

25.
Please expand this risk factor to clearly state that the directors, executive officers and principal stockholders who will beneficially own a significant percentage of your common stock after the Merger may have interests different from other investors, and may influence the outcome of corporate actions requiring stockholder approval according to those differing interests.

In accordance with the Staff’s comment, we have expanded the risk factor to clearly state such parties may have interests different from other investors and may influence the outcome of corporate actions requiring stockholder approval according to those differing interests.

26.
Please revise to quantify the percentage of the combined company that United’s current directors, officers and principal stockholders will beneficially own after the merger, and quantify the percentage of the company that the combined company’s directors, officers and principal stockholders will beneficially own after the merger.

In response to the Staff's comment, we have revised this risk factor to provide such percentage ownerships.

“Failure to complete the Merger could negatively impact the market price...,” page 20

27.
It appears that this factor, which discusses the effects if the merger is not completed, is a mitigating factor that weighs in favor of approving the merger, and does not discuss a risk associated with approving the merger. As mitigating discussion is not appropriate in the risk factors section, please delete this risk factor, or revise to discuss a risk presented by the proposed merger.

We have deleted this risk factor in accordance with the Staff’s comment.

“We may waive one or more conditions to the Merger without resoliciting...,”page 21

28.	Please list the conditions that may be waived in whole or in part. Please further state whether each listed condition may be waived unilaterally, or by agreement of FMG, United and United Subsidiary.

In accordance with the Staff’s comment, we have modified the risk factor to list the conditions which may be waived and to state that such conditions may be unilaterally waived by any of the parties to the Merger Agreement.

“There may be a conflict of interest between our management and our stockholders...,” page 21

29.
We note that “certain of [your] officers and directors” have entered into separate indemnity agreements under which they will be personally liable under certain circumstances. Please revise to identify the officers and directors that have interests that differ from those of the shareholders.

In accordance with the Staff’s comment, we have revised this risk factor to identify the officers and directors who have indemnity obligations to the Company and that such interests may differ from the interests of the Company’s other stockholders.

“Completion of the Merger is subject to a number of conditions,” page 21

30.	Please expand this risk factor to briefly describe all of the material conditions that must be satisfied in order to complete the merger and the consequences if the merger is not consummated.

In accordance with the Staff’s comment, we have expanded this risk to include all material conditions that must be satisfied in order to complete the Merger and the consequences if the Merger is not consummated.

“The sale or even the possibility of sale of the common stock to be issued to United...,” page 22

31.	Please quantify the amount of funds you expect you will need to support your business over the next 12 months.

We do not expect any further third party funds to be required for at least the first twelve months following consummation of the Merger.  We believe all funds currently anticipated as necessary for the operation of United following the Merger can be obtained from the cash generated from United’s business operations.

32.	Please state when you expect to look for sources of financing, and identify the types of sources you will approach.

In accordance with the Staff’s comment, we have revised this risk factor to state as follows, “We do not expect to seek debt or equity financing for at least the first twelve months following consummation of the Merger. At the time any financing is required, we will make a determination of the preferred form of such financing and the type of financing source to approach (e.g. debt or equity or bank line of credit).”

Risks Related to United’s Business, page 22

33.	Please add a risk factor discussing factors that may cause your stock prices to be volatile, and the effect of volatile stock prices on your financial position.

In response to the Staff’s comment, we have added the following risk factors:

United's business is cyclical, which affects its financial performance and may affect the market price of the combined company's common stock.

Historically, the financial performance of the property and casualty insurance industry has been cyclical, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. The profitability of most property and casualty insurance companies, including United, tend to follow this cyclical pattern. This cyclicality is due in large part to the actions of United's competitors and to general economic factors that are not within United's control, and therefore, United cannot predict how long any given hard or soft market will last. If United has to reduce premiums or limit premium increases due to competitive pressures on pricing in a softening market, United may experience a reduction in its premiums written and in its profit margins and revenues, which could adversely affect United's financial results and the market price of the combined company's common stock.

United's business is seasonal, which affects its financial performance and may affect the market price of the combined company’s common stock.

United’s business has historically been seasonal. United generally experiences higher losses during the third quarter of the year as a result of an increase in claims due to weather conditions in Florida during hurricane season. For example, storms may cause property damage that impacts claim incidence and severity. The recurrence of these seasonal patterns, or any deviation from them, could affect the market price of our common stock.

The market price of our common stock may be volatile.

The trading price of our common stock following the Merger may fluctuate substantially, depending on many factors, some of which are beyond our control and may not be related to our operating performance. Factors that could cause such fluctuations include, but are not limited to, the following:

•	variations in actual or anticipated operating results or changes in the expectations of financial market analysts with respect to our results;

•	investor perception of the property and casualty insurance industry in general and us in particular;

•	market conditions in the insurance industry and any significant volatility in the market price and trading volume of insurance companies;

•	major catastrophic events, especially hurricanes;

•	sales of large blocks of Company stock or sales by Company insiders; or

•	departures of key personnel.

“Catastrophes could materially and adversely affect United’s results of operations...,” page 22

34.	This risk factor discussion discusses multiple risks. For example:

• Losses relating from the occurrence of catastrophes

• Legislation limiting the ability to manage catastrophe risk;

• Difficulty estimating ultimate costs of catastrophe;

• Geographic concentration;

• Availability of reinsurance; and

• Difficulty estimating reserves.

Please revise to describe each risk and its consequences separately.

Pursuant to the Staff’s request, we deleted this risk factor and replaced it with the following new risk factors, which describe each risk and its consequences separately:

Exposure to natural and man-made catastrophes could materially and adversely affect United’s results of operations, financial condition, and liquidity.

United’s property and casualty insurance operations expose it to claims arising out of catastrophes. Catastrophes can be caused by various natural events, including hurricanes, windstorms, earthquakes, hail, severe winter weather and fires. Catastrophes can also be man-made, such as terrorist attacks (including those involving nuclear, biological, chemical or radiological events) or consequences of war or political instability. The incidence and severity of catastrophes are inherently unpredictable. It is possible that both the frequency and severity of natural and man-made catastrophic events will increase. Although the trend of increased severity and frequency of storms was not evident in the United States in 2007 and 2006, it is possible the overall trend of increased severity and frequency of storms experienced in the United States in 2005 and 2004, and in the Caribbean during 2007, may continue in the foreseeable future.

Catastrophes can result in losses in United’s property insurance lines and may generally result in both an increase in the number of claims incurred and an increase in the dollar amount of each claim asserted. The occurrence of such claims from natural and man-made catastrophes could therefore materially and adversely affect United’s results of operations for any year and may materially harm its financial position, which in turn could adversely affect its financial strength and impair its ability to raise capital on acceptable terms or at all. In addition, catastrophic events could cause United to exhaust its available reinsurance limits and could adversely impact the cost and availability of reinsurance. Such events can also impact the credit of its reinsurers. Catastrophic events could also adversely impact the credit of the issuers of securities, such as states or municipalities, in whom United has invested, which could materially and adversely affect United’s results of operations.

In addition to catastrophes, the accumulation of losses from smaller weather-related events in a fiscal quarter or year could materially and adversely impact United’s results of operations in those periods.

United’s ability to manage its exposure to catastrophic events may be limited by new legislation and regulations.

States have from time to time passed legislation, and regulators have taken action, that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas or mandating that insurers participate in residual markets. In addition, following catastrophes, there are sometimes legislative initiatives and court decisions which seek to expand insurance coverage for catastrophe claims beyond the original intent of the policies. Further, United’s ability to increase pricing to the extent necessary to offset rising costs of catastrophes requires approval of regulatory authorities. United’s ability or willingness to manage its catastrophe exposure by raising prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment and United’s ability to penetrate other geographic markets. United cannot predict whether and to what extent new legislation and regulations that would affect its ability to manage its exposure to catastrophic events will be adopted, the timing of adoption or the effects, if any, they would have United’s ability to manage its exposure to catastrophic events.

Because United currently conducts business in only one state, its financial results may be disproportionately affected by catastrophes and other conditions in that state.

United’s business is currently concentrated in only one state - the State of Florida. Therefore, its revenues and profitability are subject to prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the State of Florida. Changes in any of these conditions could make it less attractive for United to do business in Florida and would have a more pronounced effect on United than it would on other insurance companies that are geographically diversified. In addition, the fact United’s business is concentrated only in the State of Florida subjects it to increased exposure to certain catastrophic events such as hurricanes and floods. This increased exposure to catastrophic events also results in an increased risk of losses as the extent of losses from a catastrophic event is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Because United’s business is concentrated in Florida, the occurrence of one or more catastrophic events or other conditions affecting losses in Florida could have a material adverse effect on United’s financial condition and results of operations.

If market conditions increase the cost or decrease the availability of reinsurance, United may be required to bear increased risks or reduce the level of its underwriting commitment.

As part of United’s risk management strategy, it purchases reinsurance coverage from third-party reinsurers. Market conditions beyond United’s control, including catastrophic events, determine the availability and cost of the reinsurance it purchases, which may in turn affect the growth of its business and its profitability. United may be unable to maintain its current reinsurance coverage, to obtain additional reinsurance coverage in the event its current reinsurance limits are exhausted by a catastrophic event, or to obtain other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether United is seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon the expiration of such coverage. If United is unable to renew its expiring coverage or to obtain new reinsurance coverage, either its net exposure to risk would increase or, if it is unwilling to accept an increase in net risk exposures, United would have to reduce the amount of risk it underwrites.

If United’s actual claims exceed its loss reserves, its financial results could be materially and adversely affected.

If actual claims exceed United’s loss reserves, or if changes in the estimated level of loss reserves are necessary, United’s financial results could be materially and adversely affected. Claims and claim adjustment expense reserves (loss reserves) represent management's estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on United’s assessment of facts and circumstances then known, reviews of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, United has also taken into account estimated recoveries from reinsurance, salvage and subrogation.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, and varying judgments and viewpoints of the individuals involved in the estimation process, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer).

United continually refines its loss reserve estimates in a regular, ongoing process as historical loss experience develops and additional claims are reported and settled. Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claims personnel and lawyers. Therefore, management may have to consider varying individual viewpoints as part of its estimation of loss reserves.

United attempts to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates, the final resolution of the estimated liability for claims and claim adjustment expenses will likely be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than is currently reserved.

Because of the uncertainties set forth above, additional liabilities resulting from one insured event, or an accumulation of insured events, may exceed the current related reserves. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could materially and adversely affect United’s results of operations.

There are inherent difficulties in estimating the ultimate costs of catastrophes, which further complicate our ability to estimate reserves.

There are inherent difficulties in estimating risks that impact the estimation of ultimate costs for catastrophes. These difficulties also affect United’s ability to estimate reserves for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to, determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage; business interruption costs; and reinsurance collectability. The timing of a catastrophe's occurrence, such as at or near the end of a reporting period, can also affect the information available to United in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge and additional information becomes available. Because of the inherent uncertainty in estimating reserves for catastrophes, we cannot be sure that our ultimate losses and loss adjustment expenses will not exceed our reserves. If and to the extent that our reserves are inadequate, we will be required to increase our reserves for losses and loss adjustment expenses and incur a charge to earnings in the period during which our reserves are increased, which could materially and adversely affect our financial condition and results of operations.

“United may not be able to collect all amounts due to it from reinsurers...,” page 24

35.
Please revise to quantify the amount of United’s business that is reinsured by companies in jurisdictions that allow reinsurers to transfer the reinsurance business to another reinsurer without United’s consent.

United does not currently have any reinsurance contracts that permit the reinsurer to transfer the reinsurance business without United’s consent. In response to the Staff’s comment, we have revised this risk factor accordingly.

“Competition could harm our ability to maintain or increase United’s profitability...,” page 24

36.	Please identify the major competitors of United.

In response to the Staff’s comment, we have revised this risk factor accordingly.

“We will be exposed to credit risk in certain of our business operations…,” page 24

37.	Please revise to explain the credit risk associated with commissions paid to independent agents.

In response to the Staff’s comment, we have revised this risk factor accordingly.

“Disruptions to United’s relationships with its independent agents and brokers…,” page 26

38.
Please disclose the approximate number of independent agents and brokers that market United’s insurance products. Please further discuss the obstacles you would encounter if you were required to replace any agent or broker.

In response to the Staff’s comment, we have revised this risk factor accordingly.

“We could be adversely affected if United’s controls to ensure compliance…,” page 26

39.
If you are aware that United’s controls are not effective or that United has failed to comply with compliance controls in the past, please describe the weaknesses in United’s controls and/or the difficulties United has experienced complying with its controls. Additionally, if a lack of controls or ineffective controls have resulted in a failure to comply with guidelines, policies and legal and regulatory standards, please describe the consequences United has experienced.

United is not aware of any circumstances where its compliance controls resulted in failure to comply with enacted legal and regulatory standards. However, we have expanded the risk factor on page 26 entitled “We could be adversely affected if United’s controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective” to specifically describe some of United’s business activities that are regulated. We have also added an additional risk factor entitled “United’s failure to implement and maintain adequate internal controls over financial reporting in its business could have a material adverse effect on its business, financial condition, results of operations and stock price” regarding implementation of policies and procedures in order to comply with Section 404 of the Sarbanes-Oxley Act.

“From time to time we may enter into secured credit facilities...,” page 26

40.
Please disclose United’s current outstanding credit facilities and quantify its annual debt service obligations. If it is likely that the combined company will continue to have outstanding debt obligations under these credit facilities, please disclose this information and quantify the amounts you expect to continue to be outstanding following the merger.

In response to the Staff’s comment, we have added a new risk factor on page 26 entitled “United has entered into certain debt agreements, which may reduce our financial flexibility following the Merger” which discloses United’s current outstanding credit facilities, quantifying its annual debt service obligations, and quantifying the amounts we expect to continue to be outstanding following the Merger. We have also modified the risk factor referenced in the Staff’s comment so it now refers to additional or future secured credit facilities.

Risks Related to the Company’s Current Status as a Blank Check Company, page 27

41.	It appears that there are a number of risks included in this section that do not apply to this transaction or investors who will receive shares in this transaction. For example:

•
“We may choose to redeem our outstanding warrants...” as there are not warrants being issued in this transaction and the transaction does not appear to alter the warrants currently outstanding, the relevance of this risk factor is not clear;

•	“If our common stock becomes subject to the SEC’s penny stock rules...” As of December 31, 2007, United had $242 million in assets. Therefore, it does not appear that this risk applies;

•
“Persons who were stockholders prior to our IPO, including our officers and directors…” The consequence disclosed is that the stockholders who were stockholders prior to the IPO may be able to influence the matters requiring stockholder approval, including corporate transactions after completion of the merger. It appears that these shareholders will not hold 20% of the outstanding shares after the consummation of the merger and that the United shareholders will be able to influence/control these matters following the merger.

Please revise the risks to clarify how they will be affected by the merger.

We have removed or modified the risk factors throughout this section in accordance with the Staff’s comments.

The Company Special Meeting of Stockholders

Quorum: Vote Required, page 33

42.
Please revise your disclosure in this section to clarify that neither United, nor affiliates of United, own any shares of FMG common stock entitled to vote at the special meeting. If this is not the case, please disclose the shares of common stock held by United and United affiliates, and identify the affiliates.

In response to the Staff’s comments, we have modified this section to state that “none of United or its affiliates own any shares of Company common stock entitled to vote at the Special Meeting; however, they are not prohibited from making such purchases in the event they determine to do so.”

The Merger Proposal

General Description of the Merger, page 38

43.
We note your bullet point on page 38 stating, “the other conditions specified in the Merger Agreement have been satisfied or waived.” Please expand your disclosure to list all of the conditions specified in the Merger Agreement that must be satisfied or waived in order for the Merger to be consummated.

We have expanded the disclosure on page 38 to list all of the conditions specified in the Merger Agreement that must be satisfied or waived in order for the Merger to be consummated in response to the Staff’s comment.

Background of the Merger, page 39

44.
Please provide us supplementally with copies of any non-public information that was exchanged between the parties in the acquisition negotiations that were not filed with the registration statement, including all analysts’ reports, financial forecasts, and projections used by FMG and its financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

Enclosed herewith are copies of any non-public information that was exchanged between the parties that were not filed with the registration statement, including all analysts’ reports, financial forecasts, and projections used by FMG and its financial advisors. Some of this information, including United’s loan documents with Columbus Bank & Trust and pro forma and other financial information of United, has been included either as exhibits to, or included in the financial statements of, Amendment No. 1, while other information included the regulatory review of United, the results of which are summarized in Amendment No. 1.

45.
We note the disclosure that United notified Fund Management Group in February 2007 that it was not interested in pursuing a transaction. Please clarify whether United disclosed its reasons for not being interested in the transaction.

In accordance with the Staff’s comments, we have clarified that United disclosed only its intention to remain independent as its reason for not being interested in the transaction contemplated by Fund Management Group in February 2007.

46.
Please disclose the nature of the meeting between Mr. Pratt and Messrs. Cronin, Griffin and Russell on November 14, 2007 and disclose who initiated the contact. Additionally, identify each party present and their affiliations with either United or FMG.

In response to the Staff’s comment, we have expanded disclosure of the November 14, 2007 meeting with the addition of the following:

“This meeting was initiated when Gordon G. Pratt called Don Cronin, the President and CEO of United, on October 19, 2007 to explore United’s interest in a potential merger with FMG Acquisition Corp. and to arrange a meeting in person with United’s senior staff. A mutually convenient date of November 14 was set. Attending the meeting were four persons: Gordon G. Pratt and three officers from United, Don Cronin (CEO), Nick Griffin (CFO) and Melvin Russell (Chief Underwriting Officer). The nature of the meeting was exploratory and informational. Mr. Pratt described FMG Acquisition Corp and how it functions as a “special purpose acquisition company.” Messrs. Cronin, Griffin and Russell described United’s business strategy and results through October 2007. The parties agreed that it seemed worthwhile to continue discussing a possible merger.”

47.
Please revise the section to disclose the point at which the fairness advisor(s) were retained, which meetings representatives the fairness advisor’s representatives attended. Provide similar information with respect to consultants and attorneys.

In response to the Staff’s comment, we have added the following disclosure on page 44:

“Our outside counsel, which was hired to assist with our initial public offering and has remained our outside counsel through the date hereof, attended all official meetings of our board of directors as well as board discussions held by conference call. We initiated contact with Piper Jaffray on approximately February 15 and officially engaged them on March 4. Piper Jaffray attended no meetings between FMG and United. The only meeting of FMG’s board of directors which Piper Jaffray attended was the March 20 meeting, as described above. Pali Capital, Inc., which served as the representative of the underwriters in our IPO, was retained on February 26, 2008 to render financial advisory and investment banking services to FMG in connection with the Merger. Pali Capital attended no meetings between FMG and United, nor did they attend any meetings of FMG’s board of directors. FMG also retained Actuarial Consultant in late January, 2008 and were present on due diligence phone calls between FMG and United, but attended no other meetings between the companies or any meetings of FMG’s board of directors. FMG retained Blackman Kallick to assist with accounting due diligence and attended due diligence meetings between FMG and United on February 4 and February 5, but attended no other meetings. No other consultants have been retained.”

48.
Many of the descriptions of the meetings are vague. Please revise to more specifically describe the information discussed at the meetings. In instances where conclusions are reached based on the discussion at the meeting, state these conclusions. For example;

•	At the December 21 meeting, what conclusions were reached regarding the discussions with several other candidates concerning a potential business combination;

•	At the meetings held from January 4 through January 9, what conclusions were reached regarding the issues discussed; and

•	At the January 15 and 17 meetings, what conclusions were reached regarding the information learned to date concerning United.

In response to the Staff’s comment, we have revised the descriptions of the various meetings to describe the information discussed at such meetings and the conclusions reached.

49.
We note your disclosure on page 40 that you initiated contact, either directly or through a third party intermediary, with approximately 12 potential business combination companies. Please indicate the type and size of the other companies, and explain why the board did not pursue those other alternatives. Additionally, if firm offers were made to or received from any of these parties, identify the parties and the terms of the offers.

In response to the Staff’s comment, we have supplemented our disclosure on page 40 by indicating the type and size of the 12 other companies considered, and explained why our board did not pursue those other alternatives. Additionally, we stated that no firm offers were made to or received from any of these parties.

50. Please explain how the consideration was determined by you and United.

In response to the Staff’s comment, we have provided additional disclosure on page 43 of Amendment No. 1 as follows:

“FMG and United arrived at the Merger consideration through mutual negotiation and discussion. The parties agreed the transaction should contain the following elements: cash at the time of the Merger; no need for any additional financing to complete the Merger; the issuance of FMG common stock as the majority of the Merger consideration; and an amount of additional cash consideration depending upon United’s post-Merger performance.”

51.
Please disclose whether your board and the United board also discussed potential adverse effects of this transaction. If so, please disclose the nature of those discussions. If not, please disclose why they did not discuss the potential adverse effects.

In response to the Staff’s comment, we have provided additional disclosure on page 44 of Amendment No. 1 setting forth all the meetings at which FMG’s board of directors discussed potential adverse effects of this transaction, as well as the nature of those discussions.

52.
We note that on January 15 your Board of Directors discussed the valuation of United and on January 17 your Board discussed comparisons of United to other publicly-traded insurance companies. Please how the basis for the Board’s valuation of United and whether the comparable insurance companies discussed were the same ones used by your fairness advisor. If they were not the same, please identify the companies identified as comparable.

In accordance with the Staff’s request, we have revised the disclosure on page 42 to state as follows:

“The companies evaluated by both FMG’s board and Piper Jaffray included 21st Century Holding Company, IPC Holdings, Ltd., Universal Insurance Holdings, Inc., ACE, Ltd., XL Capital Ltd., Axis Capital Holdings Ltd., Allied World Assurance Company Holdings Ltd., Aspen Insurance Holdings Ltd., Allstate Corp., The Travelers Companies, Inc. and Hartford Financial Services Group, Inc. However, each of FMG’s board and Piper Jaffray did their investigation and analysis independent of one another without discussion of which companies to use as the basis for comparable comparisons.”

53.	Please disclose on page 44 when the merger agreement was finalized, and when the merger was announced to the public.

In response to the Staff’s comment, we have supplemented the information on page 44 to disclose that the Merger Agreement was finalized and signed on April 2, 2008 and announced to the public on April 3, 2008.

The Company’s Reasons for the Merger and Recommendation of the Company’s Board, page 45

54.
We note your discussion that your intentions have always been to pursue a business combination or merger partners in the insurance industry. Please revise this section to discuss your reasons for this transaction with this company.

In accordance with the Staff’s comment, we have added disclosure directing people to page 44 of Amendment No. 1 which sets forth with specificity our reasons for pursuing this transaction with United.

55.
We note your disclosure on page 45 that you considered a wide variety of “other” factors in connection with your evaluation of the merger with United. Please expand your disclosure to list these other factors that you considered, and then describe in reasonable detail how each factor advanced or prevented your business plan.

In response to the Staff’s comment, we have added the following language:

“Other factors used in making a determination whether to proceed with the Merger, none of which were deemed factors weighing against pursuing the Merger and none of which were material in any event, were results of background checks done on United’s management, the ability of FMG’s current management team to work with United following the Merger and the results of the various due diligence investigations undertaken on United.”

Fairness Opinion of Piper Jaffray, page 46

56.
Please disclose any instructions given to Piper Jaffray in connection with its fairness opinion, and any limitations imposed on the scope of its investigation, or tell us supplementally that no such instructions were given and that no such limitations were imposed. Please refer to Item 1015(b)(6) of Regulation M-A.

We hereby disclose supplementally that no instructions were given to Piper Jaffray in connection with its fairness opinion, and no limitations were imposed on the scope of its investigation.

57.
We note your statement on page 46 that “Piper Jaffray’s opinion was intended solely for the use and benefit of our Board of Directors in connection with its consideration of the Merger....” This appears to be a limitation on reliance by shareholders in the fairness opinion provided by Piper Jaffray. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Piper Jaffray’s belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray’s engagement letter with FMG). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Piper Jaffray would have no effect on the rights and responsibilities of either Piper J affray or the board of directors under the federal securities laws.

In response to the Staff’s comment, we have revised Amendment No.1 to state:

“Any defense of the Fairness Opinion against claims brought by Company stockholders based on the fact such opinion is intended solely for the use and benefit of the Company’s board of directors is expected to be resolved by a court of competent jurisdiction. Any such defense will have no effect on the rights and responsibilities of FMG’s board of directors under applicable state law nor any effect on the rights and responsibilities of Piper Jaffray or FMG’s board of directors under federal securities laws.”

58.
We note that Piper Jaffray reviewed financial and other information, including financial forecasts prepared by the managements of FMG and United. To the extent this, or other non-public information supplied to Piper Jaffray differs materially from publicly available information, please disclose this information in the filing.

With respect to the financial forecasts of United, we have disclosed that “such projections may be deemed to differ materially from publicly available information on United” in response to the Staff’s comment. Otherwise, the non-public information supplied to Piper Jaffray does not differ materially from publicly available information.

59.	Please clarify whether there were any specific factors that did not support the fairness opinion obtained from Piper Jaffray.

In response to the Staff’s comment, we have revised the end of this section to state that “Piper Jaffray informed the Company there were no specific factors that did not support the fairness opinion provided by Piper Jaffray.”

Comparable Companies Analysis, page 48

60.
We note your disclosure on page 48 that for purposes of comparison you selected publicly- traded personal lines property-casualty insurance companies and “offshore” reinsurance companies based on characteristics such as the type of insurance written and market capitalization. Please expand the discussion to clarify the guidelines used to select companies based on market capitalization, If there were companies that met the selection criteria that were excluded from the analysis, please discuss identify them and explain why they were excluded.

In accordance with the Staff’s request, we have expanded the discussion to clarify the guidelines used as follows:

“These companies: (i) are all publicly traded in the U.S., (ii) focus on personal lines property insurance and/or property reinsurance, (iii) have significant exposure to property catastrophe risk in the State of Florida, (iv) have a market capitalization of  less than $2 billion and (v) are reasonably comparable to United in terms of overall financial and operating metrics. These companies were selected based on Piper Jaffray’s professional judgment considering characteristics such as the type of insurance written and market capitalization. No companies that met this selection criteria were excluded from our analysis.”

Comparable Transactions Analysis, page 49

61.	If there were any transactions that met the selection criteria that were not included in the analysis, please identify the transactions and explain why they were not included.

Piper Jaffray has informed us there were no such transactions.

Discounted Cash Flow Analysis, page 50

62.	Please revise to explain how the terminal multiple of 1.0x was determined.

After discussion with Piper Jaffray, we believe the determination of how they arrived at a terminal multiple of 1.0x, including all assumptions used, is fully explained in this section relating to the Fairness Opinion and accordingly, we have made no revisions to this section.

Miscellaneous, page 51

63.	Please disclose the fees already paid to Piper Jaffray. If a portion of the fee is contingent upon the successful completion of the transaction, please so disclose.

In response to the Staff’s request, we have disclosed the fees already paid to Piper Jaffray and stated that no portion of the fee is contingent upon the successful completion of the transaction.

64.
Please expand your disclosure to state whether, other than the preparation of the opinions in connection with this merger, during the two years preceding the date of such opinions, Piper Jaffray has had a material relationship with any party to the merger for which compensation has been received or is intended to be received. Please further disclose whether such material relationship or related compensation is mutually understood to be contemplated.

In response to the Staff’s comment, we have added disclosure in Amendment No. 1 to the effect that “other than the preparation of the opinion in connection with the Merger, during the two years preceding the date of the Fairness Opinion, Piper Jaffray has not had a material relationship with any party to the Merger for which compensation has been received or is intended to be received.”

The Merger Agreement, page 51

65.	Please disclose whether there are any circumstances under which you would be obligated to pay termination fees.

In the section entitled “Closing of the Merger Agreement” on page 52, we have added disclosure indicating that in the event the Merger Agreement is not consummated for any reason, we have no obligation to pay any termination fees to United.

66.
Please revise the discussion of Representations and Warranties on page 52 to be more specific. For example, what is each party represented about organizational documents, ownership in stock of other companies, etc.?

We have revised the discussion of Representations and Warranties to be more specific, in response to the Staff’s comments.

Proposal 3: The Second Amendment Proposal

67.	Please revise to disclose the following:

•	The number of shares to be issued on the exercise of outstanding warrants; and

•	The number of shares to be issued in the merger.

We have revised the disclosure in the Second Amendment Proposal in response to the Staff’s comment.

68.
Please either state that you have no current plans for the proposed newly authorized shares other than the issuance in the merger and the exercise of outstanding warrants, or revise your discussion to describe any plans to issue the shares.

We have revised the Second Amendment proposal to state, “there are no current plans for the proposed newly authorized shares other than the issuance in the Merger and the exercise of outstanding warrants and the underwriters’ purchase option.”

Information about United Insurance Holdings, L.C.

Competition, page 96

69.
Please estimate the number of companies in the insurance industry with whom United competes, and identify the competitors that are dominant in the industry. Please disclose United’s competitive position relative to its competitors, and further identify the principal methods of competition (e.g., price or service). Please see Item 101(c)(1)(x) of Regulation S-K.

In response to the Staff’s comment, we have revised the section entitled “Competition” as set forth below.

Competition

The insurance industry is highly competitive and, except for certain regulatory considerations, there are relatively few barriers to entry. United competes with large national insurance providers , smaller regional providers and Florida domestic property and casualty companies. National and regional companies that compete with United in the homeowners’ market include Allstate Floridian Insurance Company, State Farm Florida Insurance Company, and Nationwide Insurance Company of Florida. Our primary domestic competitors include Universal Property & Casualty, Universal Insurance Company of North America, and Olympus Insurance Group. Finally, due to legislation passed by the Florida legislature in 2007, Citizens is authorized to compete with private insurers, such as United. Some of these competitors have greater capital resources and longer operating histories than United. Increased competition from other private insurance companies as well as Citizens could adversely affect United's ability to do business profitably.

United competes primarily on the basis of customer service, coverage offered, claims handling, price, agent commission and perceived financial strength. Many of our competitors have higher ratings, more capital, greater resources and additional access to capital than we have. They may offer a wider range of products and services than we do and may cover larger geographic markets. It is possible that new entrants to our markets may arise and create additional competition leading to potentially lower prices and higher limits offered. Although United's pricing is influenced to some degree by that of its competitors, management of United believes that it is generally not in United’s best interest to compete solely on price. United chooses instead to compete on the basis of underwriting criteria, its distribution network and high quality service to its agents and insureds. United believes that it competes favorably in these areas.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.
Critical Accounting Policies, page 98

70.
We believe your disclosure in the Critical Accounting Policies section of MD&A regarding the estimation of the reserve for unpaid losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.     Expand your disclosure describing methods used to determine your reserve for unpaid losses and loss adjustment expense as follows.

i.	Explain the strengths and weaknesses of each method.

ii.	Explain the factors that you consider in selecting one method over another method.

iii.	Discuss and quantify the impact of changes in method for each period presented.

iv.
Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b.     The 2007 reserve release of $5.8 million indicates that you revised your prior year estimate of unpaid losses and loss adjustment expense. Expand your disclosure to explain more specifically the reasons for material changes in estimates for each period presented.

i.	Describe and quantify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.

ii.	Ensure your disclosure justifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

c.     Describe and quantify the key assumptions, such as those related to frequency and severity that materially affect the estimate of the reserve for unpaid losses and loss adjustment expenses. In addition disclose the following:

i.
For each of your key assumptions, quantify the impact of the change in assumption and explain what caused you to change it from the assumption used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

ii.
Describe and quantify the key assumptions as of December 31, 2007, premised on expected future loss development that is inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

d.     In order to show investors the potential variability in your loss reserve estimate at December 31, 2007, quantify preferably in a tabular format the impact that reasonably likely changes in key assumptions may have on your future operating results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

We have made the requested changes to the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings LC in Amendment No. 1 on pages 98-99.

Results of Operations, page 105

71.
An objective of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow to facilitate investors’ determination of the likelihood that past performance is indicative of future performance. Your disclosure does not appear to adequately discuss and quantify the factors underlying the captions in the statement of operations and the impact of known trends and uncertainties, particularly for policy assumption bonus, loss and LAE. Please provide a more specific discussion and quantification of your operating results, particularly those factors that you expect will determine the level of your policy assumption bonus, loss and LAE in future periods. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

In Amendment No. 1, we have expanded our discussion and quantification of our operating results in MD&A and particularly added factors that would impact the level of the policy assumption bonus and loss and LAE in future periods on pages 99 and 102-113.

72.
In Note 6 to your consolidated financial statements, you disclose that ceded losses and LAE incurred decreased from $223.6 million in 2005 to $115.7 million in 2006 and $11.9 million in 2007. Also, your reinsurance recoverables decreased from $153.8 million at January 1, 2006 to $14.4 million at December 31, 2007. You do not adequately explain the underlying factors governing your ceded reinsurance activities that caused these changes. Please provide this information for each period presented. Ensure that your discussion explains more specifically how the changes made to your reinsurance programs affected your results of operations. Also, discuss the expected impact of reinsurance strategy changes on your future financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

We have made the requested change to Note 6-Reinsurance in the 2007 consolidated financial statements of United Insurance Holdings LC in Amendment No. 1. In addition, we have added disclosure related to United’s reinsurance strategy and any limitations to the Reinsurance Recoverable, Net explanation in the MD&A section of United Insurance Holdings LC.

73.
Please explain your basis for pro forma adjustment “e”, which reflects the cancellation of United membership interests subject to a Put Agreement as a net credit to interest expense. Please explain how the presentation of this adjustment in the pro forma income statement is consistent with Rule 11-02(b)(6) of Regulation S-X, given that there is no continuing impact on the financial statements.

We have updated the Pro Forma Income Statement and Balance Sheet of United and removed the net credit to interest expense related to the cancellation of the York Put agreement. Please see the revised Pro Forma Income Statement and Balance Sheet of United in Amendment No. 1 as of December 31, 2007 and for the year ended December 31, 2007.

74.
You state that the CB&T loan is secured by the members’ interests and all tangible and intangible assets of United and UIM. Please explain to us the impact of the CB&T Security Agreement on your accounting for the proposed acquisition of 100% of United’s member interests.

Under the terms of the existing credit facility with CB&T (“the Bank”), any sale of collateral or merger of United with any other entity requires prior approval of the Bank. The approval by CB&T has been secured with no changes in terms of the loan, and therefore will not impact United’s accounting for the Merger.

Beneficial Ownership of Securities, page 122

75.	Please revise the beneficial ownership tables to disclose the natural person(s) with voting and investment control of the shares held by HBK Investments L.P.

We have revised the beneficial ownership tables to disclose the natural person(s) with voting and investment control of the shares held by HBK Investments L.P. in response to the Staff’s comment.

Price Range of Securities and Dividends, page 127

76.	Please update the Price Range of Securities table on page 127 to include the first quarter of 2008.

We have updated the Price Range of Securities table on page 127 to include the first quarter of 2008 in response to the Staff’s request.

Exhibit Index, page 143

77.	Please disclose what the asterisks included after the names of several exhibits signify.

Currently, there is no key to describe what these asterisks are intended to convey.

We have clarified the exhibit index in response to the Staff’s comment.

Financial Statements, page F-l

78.
Please update the financial statements as required by Rule 3-12 of Regulation S-X, and revise to provide a currently dated consent from each independent accountant associated with the filing. Please note that we will not be in a position to review future amendments unless a dearly legible, currently dated consent is filed for each independent accountant (Thomas Howell Ferguson P.A., Rothstein Kass and De Mea, Young, McGrath CPA).

In response to the Staff’s comment, we have updated the financial statements and provided a currently dated consent from each independent accountant associated with the filing.

United Insurance Holdings L.C. and Subsidiaries

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(j) Reinsurance, page F-23

79.	Please expand your reinsurance accounting policy to describe methods used for income recognition on reinsurance contracts, particularly ceding commissions.

We have made the requested change in the Notes to 2007 Consolidated Financial Statements, (j) Reinsurance of United in response to the Staff’s request.

(4) Policy Assumption Bonus Agreements, page F-30

80.
In 2007, you recognized a $13.6 million policy assumption bonus from Citizens related to policy renewal activities from the 2004 takeout period. However, you are also subject to assessment by certain state funds and pools to cover future deficits generated by Citizens. Please explain how you considered these assessments to cover Citizens deficits in your recognition of this $13.6 million policy assumption bonus.

As described in Note 2 and Note 4 to the 2007 Consolidated Financial Statements of United, in order to receive the $13.6 million policy assumption bonus, UPCIC is required to offer to renew the assumed policies for a period of three years at UPCIC’s approved rates and on substantially similar terms. The agreement includes criteria that UPCIC must satisfy to qualify for the bonus at the end of the three year period, which includes providing Citizens with an independent auditors report performed in accordance with instructions received from Citizens and containing all pertinent data to verify the satisfactory completion of United’s performance. All conditions precedent to the realization of the takeout bonus have not been met until the end of the three year contract period and acceptance of the independent auditors report. UPCIC has recognized the revenue in 2007 related to the policies where all qualifying conditions have been met and the funds have been released from escrow.

As disclosed in Note 10 to the 2007 Consolidated Financial Statements of United, United is subject to assessments by a Florida guaranty fund, a residual market pool, and a state catastrophe reinsurance pool that are governed by agreements that are separate from the assumption agreement with Citizens effective December 3, 2003. United has modified its disclosure to Note 10 to provide additional disclosure related to how these assessments operate, how it recoups these assessments, and the accounting policies for these obligations as requested by the Staff.

Since there is no correlation between the Citizens take out bonus agreements and the assessments to cover future deficits generated by Citizens, and they are governed by separate accounting guidance, no further disclosure is considered necessary in this regard.

(6) Reinsurance, page F-30

81.
While you have disclosed coverage limits, retained losses and reimbursements for your entire program for 2007 and 2006, you have not provided this information for 2005. Please revise to provide this information for all periods presented.

We have made the requested change in Note 6 to the 2007 Consolidated Financial Statements of United in response to the Staff’s request.

(10) Regulatory Requirements and Restrictions, page F-37

82.
You are subject to assessments by a Florida guaranty fund, a residual market pool and a state catastrophe reinsurance pool to cover losses resulting from the insolvency or rehabilitation of other insurance companies or deficits generated by Citizens and the Florida Hurricane Catastrophe Fund. Please expand your disclosure to describe more specifically how these assigned risk plans operate, including the periods covered by their assessments and the periods over which you recoup these assessments from organizations or through premium rate increases. Describe your accounting policy for these obligations, particularly when a catastrophe event may not be reflected in the latest assessment.

We have made the requested change in Note 10 to the 2007 Consolidated Financial Statements of United. We believe we have adequately disclosed United’s accounting policy for these obligations in the Critical Accounting Policy section of the MD&A Information related to United.

83.
Your net recoverable from the Florida Hurricane Catastrophe Fund was $17.7 million, which represents 55% of your net recoverables at December 31, 2007. Please describe more specifically the nature of the insurance risks related to these reinsurance recoverables, the factors considered in your determination of their collectability and when you anticipate collection.

In response to the Staff’s request, we have made the requested change after the Reinsurance Recoverable table in the Information about United Insurance Holdings LC section in the Management Discussion and Analysis section of Amendment No. 1 on page 95.

(14) Stock Compensation Plans, page F-41

84.
You disclose that at December 31, 2007, you had no stock-based employee compensation plans. On pages 72-73, you disclose the granting of various membership units to your officers and directors. Please explain how you determined that the granting of the membership units did not require compensation expense to be recorded under SFAS 123(R), and revise your disclosures as appropriate. We may have additional comments after reviewing your response.

The membership units granted to Mr. Cronin and Mr. Griffin in 2006 and 2007 was compensation expense to be recorded under SFAS 123(R). We have revalued the grants at fair market value and we have updated the compensation table on page 72 accordingly. Although the amounts of the 2007 and 2006 grants were not material to United’s consolidated financial statements, we have updated the footnote disclosures to United’s 2007 audited financial statements to indicate that United granted membership units in 2007, 2006 and 2005 and that the grants were valued at fair market value in accordance with SFAS 123(R).

Annex C

85.
We note the following disclosure on page 5 of the Fairness Opinion provided by Piper Jaffray: “Except as otherwise expressly provided in our engagement letter with Parent, our opinion may not be used or referred to by Parent, or quoted or disclosed to any person in any manner, without our prior written consent.” Please disclose that Piper Jaffray has consented to use of the opinion in the document, and provide Piper Jaffray’s consent as an exhibit.

We hereby confirm that Piper Jaffray has consented to the use of the fairness opinion in the S-4, and have provided Piper Jaffray’s consent as exhibit 23.4 to Amendment No. 1.

The Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017-6503; telephone (212) 370-1300, facsimile (212) 370-7889.

Very truly yours,

By: /s/ Gordon G. Pratt
Gordon G. Pratt
Chairman and Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Carolyn Long, Esq.